AB 2/28/06

06003448

SECURITI[ES AND EXCHANGE COMMISSION]
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2006
WASH, DC
209

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smart Execution Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

629 Camino De Los Mares, Suite 302-B
(No. and Street)

San Clemente, California 92673
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Petruzzi 949-661-1310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

PROCESSED
APR 17 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Petruzzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smart Execution Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

2-22-06

Notary Public

CHARLES FRASER
COMM...1453349
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Dec. 20, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMART EXECUTION SECURITIES, LLC

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

CONTENTS

PART I

PART II

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

To The Members of
Smart Execution Securities, LLC
San Clemente, California

I have audited the accompanying statement of financial condition of Smart Execution Securities, LLC as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of Smart Execution Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Smart Execution Securities, LLC as of December 31, 2005 and the results of its operations, members' equity and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

George Brenner, C.P.A.

Los Angeles, California
February 13, 2006

SMART EXECUTION SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash	
Checking account	$ 99,701
Deposit account	100,000
Investment in wholly-owned subsidiary	1,401,712
Due from wholly-owned subsidiary	44,772
Other assets	1,290
Total assets	$1,647,475
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Due to wholly-owned subsidiary	$ 15,650
Accounts payable	16,876
Total liabilities	$ 32,526
MEMBERS' EQUITY	
Capital	$1,500,000
Retained earnings	114,949
Total members' equity	1,614,949
Total liabilities and members' equity	$1,647,475

See Accompanying Notes to Financial Statements

SMART EXECUTION SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME:	
Income – wholly-owned subsidiary	$ 447,887
Other revenue	2,084
Total revenue	449,971
EXPENSES – Page 11	1,451,170
NET (LOSS) BEFORE INCOME TAXES	(1,001,199)
INCOME TAX PROVISION	
Federal taxes	--
State taxes	800
Total tax provision	800
NET (LOSS)	$(1,001,999)

See Accompanying Notes to Financial Statements

SMART EXECUTION SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Equity	Retained Earnings (Deficit)	Total
Beginning Balance January 1, 2005	$1,500,000	$ 4,618,957	$ 6,118,957
Net (Loss)		(1,001,999)	(1,001,999)
Distribution		(3,502,009)*	(3,502,009)
Balance December 31, 2005	$1,500,000	$ 114,949	$ 1,614,949

*Includes $2,702,009 purchase of a 49.99% member's equity.

See Accompanying Notes to Financial Statements

SMART EXECUTION SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOW FROM OPERATING ACTIVITIES	
Net (Loss)	$(1,001,999)
Adjustment to reconcile net (loss) to net cash	--
Net income from wholly-owned subsidiary	(447,886)
Amortization	357
Operating Activities:	
Trading account	751
Affiliate advance	219,610
Due to wholly-owned subsidiary	15,650
Accounts payable	16,576
Accrued taxes	(6,000)
Net cash required by operations	$(1,202,941)
CASH FLOW FROM INVESTMENT ACTIVITIES	--
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions:	
To members	(3,502,009)
From wholly-owned subsidiary	4,762,629
Total cash flow due to financing activities	1,260,620
NET INCREASE IN CASH	57,679
Cash at beginning of period	42,022
Cash at end of period	$ 99,701

Supplemental disclosure of cash flow information

Cash paid during the period:	
Interest	$ --
Income taxes	$ 800

See Accompanying Notes to Financial Statements

SMART EXECUTION SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. Organization

Smart Execution Securities, LLC (The Company or SMEX) was organized as a Limited Liability Company in 2003 in the State of California. SMEX engages in proprietary trading and is a member of the NASD. The Company is an introducing broker dealer and does not hold customer funds or securities.

SMEX is owned 50.1% by Smart Execution LLC (SE) and 49.99% by Sunrise Harbor, Ltd. a subsidiary of Paloma Securities (PS) a foreign corporation. SMEX engages in trades on various Electronic Commissions Networks (ECN's) for which rebates are received based on trading volume.

2. Significant Accounting Policies

A. SMEX traded on the ECN's for the period January 1 through April 4, 2004 at which time its wholly-owned subsidiary Petruzzi Securities, LLC took over the trading operations. SMEX had no trading during 2005.

B. ***Principles of Consolidation***
The accompanying financial statements do not include the accounts of SMEX's wholly owned subsidiary Petruzzi Securities, LLC (PS). The subsidiary was capitalized at $200,000 and was inactive in 2003. The subsidiary is carried on the balance sheet at the equity basis of accounting as follows:

Cost – 12/31/05	$ 5,716,455
Capital Contributed	--
Income	447,886
Distribution	(4,762,629)
Balance – 12/31/2005	$ 1,401,712

Petruzzi's net capital at December 31, 2005 was $1,366,637 which was $1,116,637 in excess of the required $250,000 amount.

C. ***Use of Estimates*** - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. ***Cash and Cash Equivalents*** - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005 the Company had approximately $99,701 in a bank account. The Federal government under the Federal Insurance Deposit Act insures deposits up to $100,000.

SMART EXECUTION SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

3. **Net Capital Requirements**

At December 31, 2005 the Company had a net capital requirement of $100,000. See page 8 for the net capital calculation.

4. **Income Taxes**

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale if applicable.

5. **Related Party Transactions**

SMEX paid approximately $1,000,000 to an affiliate for technology fees and approximately $398,000 to an individual for past expenses paid on behalf of SMEX.

The acquired broker dealer was inactive during the year with no revenue and approximately $111,000 in expense. The cash balance is approximately $276,000 as a result of the sole member of the LLC contributing $255,000 of capital.

6. **Exemption From The SEC Rule 15C-3**

Smart Execution Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Smart Execution Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

SMART EXECUTION SECURITIES, LLC
NET CAPITAL COMPUTATION
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2005

TOTAL ASSETS	$ 1,647,475
DEDUCT TOTAL LIABILITIES	32,526
OWNERSHIP EQUITY	1,614,949
ADD SUBORDINATED LIABILITIES	--
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	1,614,949
DEDUCT TOTAL NONALLOWABLE ASSETS	(1,497,774)
NET CAPITAL BEFORE HAIRCUTS	117,175
HAIRCUTS ON SECURITIES	--
NET CAPITAL	117,175
DEDUCT NET CAPITAL REQUIREMENT	(100,000)
EXCESS NET CAPITAL	$ 17,175
AGGREDGATED INDEBTEDNESS	$ 32,526
RATIO AGGREGATED INDEBTEDNESS TO NET CAPITAL	27.8%
RECONCILIATION	
NET CAPITAL – UNAUDITED	$ 132,824
UNRECORDED LIABILITY	(15,650)
ROUNDING	1
NET CAPITAL – AUDITED	$ 117,175

See Accompanying Notes to Financial Statements.

SMART EXECUTION SECURITIES, LLC
NET CAPITAL COMPUTATION
PURSUANT TO SEC RULE 15c301
DECEMBER 31, 2005

UNALLOWABLE ASSETS

INVESTMENT IN WHOLLY-OWNED SUBSIDIARY	$1,401,712
ADVANCE TO WHOLLY-OWNED SUBSIDIARY	44,772
ORGANIZATION COSTS	1,290
DEPOSIT ACCOUNT ADVANCE	50,000
	$1,497,774

See Accompanying Notes to Financial Statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Smart Execution Securities, LLC
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2005 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 13, 2006

SMART EXECUTION SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

EXPENSES	
Technology expenses – related party	$1,012,260
Past expenses – related party	398,016
Professional fees	16,411
Regulatory and state fees	15,866
Amortization	357
All other	8,260
TOTAL EXPENSES	$1,451,170

See Accompanying Notes to Financial Statements.

PART II

SMART EXECUTION SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

To The Members of
Smart Execution Securities, LLC
San Clemente, California

In planning and performing my audit of the financial statements of Smart Execution Securities, LLC (the "Company) for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not be complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA
Los Angeles, California
February 13, 2006